

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3561

February 2, 2017

Via E-Mail
Mr. Michael Henry
Chief Financial Officer
Tilly's Inc.
10 Whatney
Irvine, CA 92618

> **Re:** **Tilly's Inc.**
> **Form 10-K for the Fiscal Year Ended January 30, 2016**
> **Filed March 30, 2016**
> **File No. 001-35535**

Dear Mr. Henry:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Branch Chief
Office of Beverages, Apparel, and Mining